MILLENNIUM QUEST, INC.

4089 Mount Olympus Way

Salt Lake City, Utah 84124

(801) 278-6990

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about April 6, 2007, to the holders of record at the close of business on April 4, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Millennium Quest, Inc., a Delaware corporation (“the Company” or “Millennium”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Stock Purchase Agreement, dated as of April 5, 2007 (the “Stock Purchase Agreement”), by and between Halter Financial Investments, L.P. (“Purchaser” or “Halter”), Millennium, and Terry Cononelos and Dimitri Cocorinis, officers of Millennium. This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.  It is expected that the transactions contemplated by the Stock Purchase Agreement will close on or before April 10, 2007 (the “Closing”).

A copy of the Stock Purchase Agreement will be filed with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to the Company’s Annual Report on Form 10-KSB expected to be filed on or before April 10, 2007.

On the Record Date, 2,261,643 shares of common stock were issued and outstanding and the holders thereof are entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On April 5, 2007, Millennium Quest, Inc., a Delaware corporation (the “Company”) entered into a Stock Purchase Agreement with Halter Financial Investments, L.P., a Texas limited partnership (“Purchaser”).  Pursuant to the Stock Purchase Agreement, the Company will issue to Purchaser at Closing a total of 100,000 shares of the Company’s Series A Voting Convertible Preferred Stock (the “Preferred Stock”) for the sum of $455,000 in cash.  The Preferred Stock has 428.56 votes per share, and therefore will represent, following Closing, approximately 90% of the voting control of the Company (after taking into account the issuance of stock to two officers of the Company in cancellation of debt, described below).  The consummation of the transactions contemplated by the Stock Purchase Agreement will result in a change of control of the Company. The Preferred Stock is convertible into 42,856,000 shares of common stock at the option of the holder at any time, but in no event prior to the earliest of:  (a) September 30, 2007; (b) the date on which the Company completes a business combination with a corporation or business entity with current business operations; or (c) the date such conversion is approved by the Company’s board of directors.

The Stock Purchase Agreement also provides that the Company’s board of directors will declare and pay a special cash distribution in an amount equal to approximately $415,000, or approximately $0.18 per share, to the current stockholders of the Company, after satisfying all liabilities.  The Purchaser will not participate in the distribution.  The proposed distribution will be payable to stockholders of record of common stock on April 16, 2007, with a payment date subsequent to the date the required purchase price from the Purchaser ($455,000) has been received.  The distribution will be payable to the Company’s current stockholders who hold a total of 2,261,643 shares of common stock.

The Stock Purchase Agreement contains covenants that Purchaser, in its capacity as controlling stockholder of the Company following closing, will not approve any reverse splits other than a one-time reverse split of not greater than 1-for-33 to be effected by the Company in connection with a business combination transaction with a company or business entity with current business operations (a “Going Public Transaction”); that it will ensure that the Company does not authorize the issuance of any additional shares of common stock or securities convertible into shares of common stock except in connection with a Going Public Transaction; and that it will not allow the Company to enter into a Going Public Transaction unless the Company, on a combined basis with the operating entity with which it completes a Going Public Transaction, satisfies the financial conditions for listing on the NASDAQ Capital Market immediately following the closing of the Going Public Transaction.  The Stock Purchase Agreement also grants demand and “piggyback” registration rights to Purchaser.

At Closing, Terry Cononelos and Dimitri Cocorinis will resign as officers of the Company, Mr. Cononelos will resign as a director, and Timothy P. Halter, a principal of Purchaser, will be appointed as President and Secretary, and a director, of the Company.   Mr. Cocorinis will resign as a director of the Company effective following the expiration of the required ten (10) day transmittal notification to the stockholders under Regulation 14f-1 of the Securities Exchange Act, which notice is effected by this Information Statement.

In connection with the Closing, C&C Investment Partnership (“C&C”), a partnership owned by Messrs Cononelos and Cocorinis, will enter into a Settlement and Stock Issuance Agreement (the “Settlement Agreement”) with the Company, pursuant to which C&C and its principals will agree to accept the issuance to them of a total of 2,500,000 shares of restricted common stock of the Company in full payment and satisfaction of $25,000 in principal amount of notes payable obligations to C&C.  The shares issuable under the Settlement Agreement will not participate in the special distribution.  C&C and Messrs. Cononelos and Cocorinis will be granted the same piggyback registration rights as the Purchaser.

The foregoing summary of selected provisions of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, which is expected to be filed with the U.S. Securities and Exchange Commission on or before April 10, 2007.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the Closing by:

•

each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the Closing;

•

each current director and each person that will become a director following the Closing;

•

each of the named executive officers of the Company listed in the table under the caption “Executive Compensation” on page 8;

•

all current directors and executive officers as a group; and

•

all directors and executive officers as a group following the Closing.

Name and Address of Beneficial Owner	Before Closing of the Stock Purchase Agreement		After Closing of the Stock Purchase Agreement
	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Voting Control (2)
Officers and Directors:
Terry Cononelos (3) 4089 Mount Olympus Way Salt Lake City, UT 84124	625,456	27.65	3,125,456 (4)	6.6
Dimitri Cocorinis 1200 South Bonneville Drive Salt Lake City, UT 84108	586,925	25.95	3,086,925 (4)	6.5
Timothy P. Halter 12890 Hill Top Road Argyle, TX 76226	-	-	42,856,000 (5)	90.0
Directors and Officers as a Group (6)	1,212,381	53.61	45,942,925	96.5

Name and Address of Beneficial Owner	Before Closing of the Stock Purchase Agreement		After Closing of the Stock Purchase Agreement
	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Voting Control (2)
Greater than 5% Beneficial Owners:
Jack Coombs 2581 East 1300 South Salt Lake City, UT 84108	295,000	13.04	295,000	*
Terry Cononelos	----------------------------------See above----------------------------------
Dimitri Cocorinis	----------------------------------See above----------------------------------
Halter Financial Investments, L.P. 12890 Hill Top Road Argyle, TX 76226	--	-	42,856,000 (5)	90.0

____________________

 *Less than 1%.

(1)

Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

(2)

Represents shares of (i) common stock and (ii) shares of preferred stock that will have voting power of 428.56 per preferred share, and are convertible into shares common stock on a 428.56-for-1 basis.  (See Note 5 below).

(3)

Terry Cononelos will resign as an officer and director of the Company at the Closing.

(4)

Pursuant to a Settlement Agreement entered into in connection with the Closing, a total of 2,500,000 shares of restricted common stock will be issued to C&C Investment Partnership, an investment partnership of which Terry Cononelos and Dimitri Cocorinis are the sole partners, in satisfaction of $25,000 under a note obligation.  Messrs. Cononelos and Cocorinis will each, therefore, be deemed to be the beneficial owners of the shares.

(5)

At Closing, Halter Financial Investments, L.P. will hold 100,000 shares of Series A Preferred Stock, which has voting powers equal to, and are convertible into, 42,856,000 shares of common stock.  The shares are owned by Halter Financial Investments, L.P., of which TPH, L.P. is a limited partner of which TPH GP, LLC, is the sole general partner of which Timothy P. Halter is the sole member.  Timothy P. Halter is, therefore, deemed to be the beneficial owner.

(6)

Before the Closing, consists of two (2) persons—Terry Cononelos and Dimitri Cocorinis.  After the Closing, consists of two (2) persons—Timothy P. Halter and Dimitri Cocorinis.  After the required ten (10) day transmittal notification to the stockholder under Regulation 14f-1, there will only be one (1) officer and one (1) director (Timothy P. Halter).

CHANGES TO THE BOARD OF DIRECTORS

At Closing, Dimitri Cocorinis and Terry Cononelos will resign as officers of the Company.  Terry Cononelos will also resign as a director, and Timothy P. Halter will be appointed to the board of directors and elected as President and Secretary.  Dimitri Cocorinis will resign as a director of the Company effective on the tenth (10th) day following the mailing of this Information Statement to the stockholders of the Company.

To the best of the Company’s knowledge, except as set forth below, Mr. Halter is not currently a director, does not hold any position with the Company, nor has he been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.  To the best of the Company’s knowledge, Mr. Halter has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors currently consists of two directors—Dimitri Cocorinis and Terry Cononelos.  At Closing, Terry Cononelos will resign as a director, and Timothy P. Halter will be elected to the Board of Directors of the Company, and as President and Secretary.  Dimitri Cocorinis will resign as a director effective on the 10th day following the mailing of this Information Statement to the Company’s stockholders.

The names of the current officers and directors of the Company, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
Dimitri Cocorinis	52	President and Director (1)(2)
Terry Cononelos	53	Secretary/Treasurer and Director (1)(3)

___________________

(1)

Current officer and director of the Company.

(2)

As a result of the Stock Purchase Agreement, at Closing, Mr. Cocorinis will resign as an officer of the Company, and will resign as a director ten (10) days following the mailing of this Information Statement.

(3)

As a result of the Stock Purchase Agreement, at Closing, Mr. Cononelos will resign as an officer and director of the Company.

Dimitri Cocorinis is the President and a director of the Company.  Mr. Cocorinis has been a registered investment advisor for Wasatch Advisors, an investment advisory firm, for over ten (10) years.  From approximately 1980 until his current employment at Wasatch Advisors, Mr. Cocorinis was a real estate agent for Sugarhouse Realty, a Salt Lake City based real estate company.  Mr. Cocorinis received his bachelor of arts degree from the University of Utah in philosophy.

Terry Cononelos is the Secretary/Treasurer and a director of the Company.  Mr. Cononelos has been a real estate agent with Chapman Richards, a Salt Lake City real estate firm, for the past ten years.  From 1980 until his current position, he was a real estate agent at Sugarhouse Realty.  Mr. Cononelos received his bachelor’s degree in accounting from the University of Utah in 1977.

At the Closing, Timothy P. Halter will become the President, Secretary and a director of the Company.  Mr. Halter has also been the President and the sole shareholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance, since 1995.  Mr. Halter currently serves as an officer and director of the following public companies: DXP Enterprises, Inc., a Texas corporation, Nevstar Corporation., a Nevada corporation, Point Acquisition Corporation, a Nevada corporation, Marketing Acquisition Corporation, a Nevada corporation,  BTHC VI, Inc., BTHC VII, Inc., BTHC VIII, Inc. and BTHC X, Inc. each Delaware corporations.

 LEGAL PROCEEDINGS

The Company is not currently aware of any such legal proceedings or claims that it believes will have a material adverse affect on our business, financial condition or operating results.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On or about February 1, 2006, C&C Investment Partnership, a partnership owned by Messrs. Cocorinis and Cononelos, loaned the Company the sum of $20,000, to cover business operations and outstanding payables.  C&C Investment Partnership loaned the Company the sum of $7,000 on November 13, 2006, and an additional sum of $5,000 on February 26, 2007.  The loans are repayable, pursuant to promissory notes bearing interest at 7% per annum, and are due in full on the date on which the Company enters into a merger, reorganization or acquisition transaction.  The notes will be satisfied in full in connection with the closing of the transactions contemplated by the Stock Purchase Agreement..

On February 17, 2006, the board of directors approved the issuance of a total of 150,000 shares of restricted common stock each to Dimitri Cocorinis and Terry Cononelos, the Company’s officers, or a total of 300,000 shares of restricted common stock.  The issuance of this stock was authorized in consideration of services rendered by Messrs. Cocorinis and Cononelos to the Company, and in facilitating a loan to the Company through an affiliate of the officers in February, 2006, described in the paragraph above.  The stock was valued at $0.01 per share, or a total of $3,000.  These shares were issued in reliance upon the exemption from registration set forth under Section 4(2) of the Securities Act of 1933, as amended, and applicable exemptions in the state of Utah.

In connection with the Stock Purchase Agreement, C&C Investment Partnership (“C&C”), a partnership owned by Messrs  Cocorinis and Cononelos, will enter into a Settlement and Stock Issuance Agreement (the “Settlement Agreement”) with the Company, pursuant to which C&C and its principals have agreed, following the Closing, to accept the issuance to them of a total of 2,500,000 shares of restricted common stock of the Company in full payment and satisfaction of $25,000 in principal amount of notes payable obligations to C&C.  The shares issuable under the Settlement Agreement will not participate in the special dividend.  The holders of these shares will be granted the same piggyback registration rights as the Purchaser.  C&C is owed an additional approximately $8,346, including interest under notes payable from the Company, which will be paid from the proceeds of the Stock Purchase Agreement.

The board of directors of the Company consists of Messrs. Cocorinis and Cononelos, so the transactions described above cannot be considered the result of arms’ length negotiations.

Except for the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee.  The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee.  However, the new management of the Company may form an audit, compensation and nominating committee in the future.  Until these committees are established, these decisions will continue to be made by the Board of Directors.  Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the

Company to develop such processes.  However, the new management of the Company may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth the cash compensation paid by the Company to its President and all other executive officers who earned annual compensation exceeding $100,000 for services rendered during the fiscal years ended December 31, 2006 and December 31, 2005.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dimitri Cocorinis Former Principal Executive Officer and Current Director	2006 2005	-- --	-- --	1,500 --	-- --	-- --	-- --	-- --	1,500 --
Terry Cononelos Former Principal Financial Officer and Director	2006 2005	-- --	-- --	1,500 --	-- --	-- --	-- --	-- --	1,500 --
TOTAL		--	--	3,000	--	--	--	--	3,000

(1)

On February 17, 2006, the board of directors approved the issuance of 150,000 shares of common stock each to Dimitri Cocorinis and Terry Cononelos, the Company’s officers, or a total of 300,000 shares of common stock.  The issuance of this stock was authorized in consideration of services rendered by Messrs. Cocorinis and Cononelos to the Company, as reported in a Current Report on Form 8-K dated February 17, 2006, and incorporated herein by reference.  The transaction has been valued at $3,000 ($0.01 per share).

Compensation of Directors

Directors are not compensated for their services.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan.  The Company does not have a compensation committee; all decisions regarding compensation are determined by the Company’s Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan.  No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2006.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company has not entered into any employment contract with any of its executive officers.

There are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or the Company’s subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change of control.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.  During fiscal year 2006, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file.